Dale A. Thatcher
EVP, Treasurer & Chief Financial Officer
Selective Insurance Group, Inc.
40 Wantage Avenue
Branchville, New Jersey 07890
Tel:  (973) 948-1774
Fax:  (973) 948-0282
E-mail: dale.thatcher@selective.com

February 23, 2010

Jim B. Rosenberg, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549

RE:	Selective Insurance Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Form 10-Q for the quarter Ended June 30, 2009
Form 10-Q for the quarter Ended September 30, 2009
File No. 1-33067

Dear Mr. Rosenberg:

This letter responds to the additional verbal comments Sasha Parikh provided in her conversation with Dale Thatcher, Executive Vice President, Chief Financial Officer and Treasurer and Anthony Harnett, Vice President and Corporate Controller, on Thursday, February 18, 2010.

We have formatted our responses to correspond with these additional comments and our responses follow our recitation of the additional comments, which are in bold type.  The capitalized terms used in this letter have the meanings ascribed to them in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

Form 10-Q for the quarter ended June 30, 2009
Results of Operations & Related Information by Segment
Review of Underwriting Results by Line of Business, Page 36

1.	We acknowledge your response to us on December 15, 2009 regarding comment two.

Please revise your future deferred acquisition cost policy disclosures regarding premium deficiencies to disclose how you group policies for premium deficiency purposes consistent with your previous responses.

Jim B. Rosenberg, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
February 23, 2010

SELECTIVE RESPONSE:

The disclosure that follows will be included in our Form 10-K for the year ended December 31, 2009.  Expanded disclosures have been italicized for your ease of reading.

Summary of Significant Accounting Policies Footnote – Deferred Policy Acquisition Costs
Policy acquisition costs directly related to the writing of insurance policies are deferred and amortized over the life of the policies.  These costs include labor costs, commissions, premium taxes and assessments, boards, bureaus and dues, travel, and other underwriting expenses incurred in the acquisition of premium.  The deferred policy acquisition costs are limited to the sum of unearned premiums and anticipated investment income less anticipated losses and loss expenses, policyholder dividends and other expenses for maintenance of policies in force.

We regularly conduct reviews for potential premium deficiencies at a level consistent with that used for our segment reporting in that we group our policies at the Insurance Operations level, considering the following:
•	Our marketing efforts for all of our product lines within our Insurance Operations revolve around independent agencies and their touch points with our shared customers, the policyholders.
•
We service our agency distribution channel through our field model, which includes agency management specialists, loss control representatives, claim management specialists and our Underwriting and Claims Service Centers, all of which service the entire population of insurance contracts acquired through each agency.

•
We measure the profitability of our business at the Insurance Operations level, which is evident in, among other items, the structure of our incentive compensation programs.  We measure the profitability of our agents and calculate their compensation based on overall insurance results and all of our employees, including senior management, are incented based on overall insurance results.

There were no premium deficiencies for any of the reported years as the sum of the anticipated losses and loss expenses, policyholder dividends, and other expenses for our Insurance Operations segment did not exceed the related unearned premium and anticipated investment income.  The investment yields assumed in the premium deficiency assessment for each reporting period, which are based upon our actual average investment yield before tax as of the calculation date on September 30, were 2.9% for 2009, 4.1% for 2008, and 4.6% for 2007.  Deferred policy acquisition costs amortized to expense were $428.6 million for 2009, $454.8 million for 2008, and $460.2 million for 2007.

Jim B. Rosenberg, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
February 23, 2010

Form 10-Q for the quarter ended September 30, 2009
Notes to Unaudited Interim Consolidated Financial Statement
Note 6, Investments. Page 9

2.	We have noted your response to our comment four and your revised proposed disclosure that you provided to us on December 15, 2009.

Please provide additional disclosure in future filings regarding the evaluation of your HTM CMBS securities similar to that provided in your response.

SELECTIVE RESPONSE:

The disclosures that follow will be included within the indicated sections of our Form 10-K for the year ended December 31, 2009.  Expanded disclosures related to your comment have been italicized for your ease of reading.

Summary of Significant Accounting Policies Footnote - Investments
Fixed Maturity Securities and Short-Term Investments
Our evaluation for OTTI of a fixed maturity security or a short-term investment includes, but is not limited to, the evaluation of the following factors:
•	Whether the decline appears to be issuer or industry specific;
•	The degree to which the issuer is current or in arrears in making principal and interest payments on the fixed maturity security;
•	The issuer’s current financial condition and ability to make future scheduled principal and interest payments on a timely basis;
•	Evaluations of projected cash flows under various economic and default scenarios;
•	Buy/hold/sell recommendations published by outside investment advisors and analysts; and
•	Relevant rating history, analysis and guidance provided by rating agencies and analysts.

Prior to April 1, 2009, when the decline in fair value below amortized cost of a fixed maturity security was deemed to be other than temporary, the investment was written down to fair value and the amount of the write-down was charged to income as a realized loss.  A decline in fair value on a fixed maturity security was deemed to be other than temporary if we did not have the intent and ability to hold the security to its anticipated recovery.  Effective April 1, 2009 with the adoption of revised OTTI accounting guidance, unless we have the intent to sell, or it is more likely than not that we may be required to sell, a fixed maturity security, an other-than-temporary impairment is only recognized as a realized loss to the extent it is credit related.  If there is a decline in fair value to below amortized cost on a fixed maturity security that we intend to sell or, more-likely-than-not, may be required to sell, the impairment is considered other than temporary, and the security is written down to fair value with the amount of the write-down charged to earnings as a component of realized losses.

Jim B. Rosenberg, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
February 23, 2010

In order to determine if an impairment is other than temporary, we perform impairment assessments for our fixed maturity portfolio including, but not limited to commercial mortgage-backed securities (“CMBS”), residential mortgage-backed securities (“RMBS”), asset-backed securities (“ABS”), collateralized debt obligations (“CDOs”), and corporate debt securities.  This assessment takes into consideration the length of time for which the security has been in an unrealized loss position, but primarily focuses on an evaluation of future cash flows, which involve subjective judgments and estimates determined by management including:  performance of the underlying collateral under various economic and default scenarios, the nature and realizable value of such collateral, and the ability of the security to make scheduled payments.

For structured securities, including CMBS, RMBS, ABS, and CDOs, we project the future cash flows using various expected default, severity, and prepayment assumptions based on security type and vintage, taking into consideration information from credit agencies, historical performance, and other relevant economic and performance factors.

Based on these projections, we determine expected recovery values to be generated by the collateral for each security.  Prior to April 1, 2009, if these projections indicated an other-than-temporary impairment, the shortfall between the amortized cost of the security and the fair value was charged to earnings as a component of realized losses.  Subsequent to April 1, 2009, if these projections indicate an impairment, we perform a discounted cash flow analysis to determine the present value of future cash flows to be generated by the underlying collateral of the security.  Additionally, we perform a discounted cash flow analysis on all previously other-than-temporarily impaired securities and all structured securities that are not of high-credit quality at the date of purchase.

Any shortfall in the expected present value of the future cash flows, based on the discounted cash flow analysis, from the amortized cost basis of a security is considered a “credit impairment,” with the remaining decline in fair value of a security considered as a “non-credit impairment.”  Credit impairments are charged to earnings as a component of realized losses, while non-credit impairments are recorded to OCI as a component of unrealized losses.

Discounted Cash Flow Assumptions
The discount rate we use in this present value calculation is the effective interest rate implicit in the security at the date of acquisition for those structured securities that were not of high-credit quality at acquisition.  For all other securities, we use a discount rate that equals the current yield, excluding the impact of previous OTTI charges, used to accrete the beneficial interest.

We use a conditional default rate assumption in the present value calculation to estimate future defaults.  The conditional default rate is the proportion of all loans outstanding in a security at the beginning of a time period that is expected to default during that period.  Our assumption of this rate takes into consideration the uncertainty of future defaults as well as whether or not these securities have experienced significant cumulative losses or delinquencies to date.  We use the conditional default rates used during our initial evaluation for each security as a reference point, but we may ultimately use rates at more elevated levels in the discounted cash flow analysis in order to determine our best estimate of the present value of future cash flows.

Jim B. Rosenberg, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
February 23, 2010

Conditional default rate assumptions apply at the total collateral pool level held in the securitization trust.  Generally, collateral conditional default rates will “ramp-up” over time as the collateral seasons, the performance begins to weaken and losses begin to surface.  As time passes, depending on the collateral type and vintage, losses will peak and performance will begin to improve as weaker borrowers are removed from the pool through delinquency resolutions.  In the later years of a collateral pool’s life, performance is generally materially better as the resulting favorable selection of the portfolio improves the overall quality and performance.  While “ramped up” assumptions are sometimes used in our discounted cash flow analysis of our CMBS portfolio, we typically apply a more conservative approach and do not apply a “ramp” of our conditional default rate assumptions in our initial evaluations.  Instead, we assume the cash flows for the next period will experience defaults at the higher end of the range and then remain at that level for the life of the position, due to the current uncertainty surrounding the magnitude of potential future defaults on CMBS.

We use a loan loss severity assumption in our discounted cash flow analysis that is applied at the loan level of the collateral pool.  The loan loss severity assumptions represent the estimated percentage loss on the loan-to-value exposure for a particular security.  If the current loan-to-value ratio of a security is not available, we assume a 50% loan loss severity.  However, certain of the securities have lower current loan-to-value ratios, which in our opinion results in a severity assumption of 50% being overly conservative.  Where we have current loan-to-value information and the loan-to-value ratio is lower than 80%, we adjust the severity assumption to reflect the fact that the loan-to-value ratio is lower.

For purposes of our initial evaluations, the loan loss severity assumption is held constant and is derived in either one of two ways:
(i)	Applying an estimated loss on exposure percentage to the current loan-to-value ratio of a particular security; or
(ii)	Using an assumed 50% in those instances where current loan-to-value ratios were not available at the time of our assessment.

Jim B. Rosenberg, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
February 23, 2010

Investment Footnote
(d) The following tables summarize, for all securities in a net unrealized/unrecognized loss position at December 31, 2009, the fair value and gross pre-tax net unrealized/unrecognized loss by asset class and by length of time those securities have been in a net loss position:

December 31, 2009	Less than 12 months		12 months or longer
($ in thousands)	Fair Value	Unrealized (Losses)	Fair Value	Unrealized (Losses)
AFS securities
U.S. government and government agencies	$187,283	(1,210)	-	-
Obligations of states and political subdivisions	8,553	(120)	3,059	(17)
Corporate securities	74,895	(829)	10,550	(417)
ABS	2,983	(17)	3,960	(40)
CMBS	36,447	(637)	-	-
RMBS	78,328	(514)	53,607	(20,198)
Total fixed maturity securities	388,489	(3,327)	71,176	(20,672)
Equity securities	3,828	(214)	5,932	(396)
Subtotal	$392,317	(3,541)	77,108	(21,068)

	Less than 12 months			12 months or longer
			Unrecognized			Unrecognized
($ in thousands)	Fair Value	Unrealized (Losses)	Gains (Losses)	Fair Value	Unrealized (Losses)	Gains (Losses)
HTM securities
U.S. government and government agencies	$29,459	-	(317)	-	-	-
Obligations of states and political subdivisions	46,671	(598)	85	74,360	(4,315)	1,631
Corporate securities	6,124	(1,170)	1,068	19,233	(4,751)	3,441
ABS	-	-	-	13,343	(4,968)	2,472
CMBS	316	(538)	(190)	22,044	(15,315)	(879)
RMBS	5,068	-	(146)	5,892	(1,062)	127
Subtotal	$87,638	(2,306)	500	134,872	(30,411)	6,792

Total	$479,955	(5,847)	500	211,980	(51,479)	6,792

We have reviewed the securities in the tables above in accordance with our OTTI policy, as described in Note 2. “Summary of Significant Accounting Policies” above.  In determining the loss severity applied within the scenarios, we use a current, or estimated, loan-to-value ratio multiplied by an estimated 65% loss on that exposure.  We typically use conditional default rates on our CMBS portfolio of 2.5, but these rates may exceed 2.5 based on our judgment regarding the facts surrounding the securities.  Generally the range of the conditional default rate assumptions for our other structured securities is as follows:
•	Alternative-A securities (“Alt-A”) fixed structured securities:	0.50 – 6.00
•	Alt-A hybrid structured securities:	1.00 – 7.00
•	All other fixed structured securities:	0.07 – 1.00
•	All other hybrid structured securities:	0.33 – 1.50

Jim B. Rosenberg, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
February 23, 2010

Given the range of conditional default rates assumptions for our Alt-A fixed structured and hybrid structured securities above, the following is a further outline of these assumptions by vintage year:

	Vintage Years
	2004 & Prior	2005	2006
Alt-A fixed structured securities	0.50 - 1.25	1.00 – 3.00	1.00 - 6.00
Alt-A hybrid structured securities	1.00 - 3.00	1.00 – 6.00	3.00 - 7.00

HTM CMBS
Unrealized losses on our HTM CMBS that have been in a loss position for more than 12 months amounted to $16.2 million at December 31, 2009.  These losses can be categorized as follows:
•
$7.1 million of non-credit OTTI charges that have been recognized in AOCI.  These non-credit impairment charges were generated concurrently with related credit charges.  Prior to impairment, these securities had a decline in fair value of 78%, or $19.1 million, as compared to their amortized cost.

•
$9.1 million in unrealized/unrecognized losses not related to OTTI charges (referred to as “traditional unrealized losses” in the discussion that follows).  These securities had a decline in fair value of 35%, as compared to their amortized cost.

Of the $9.1 million in traditional unrealized losses, $6.8 million, or 75%, related to three securities.  The weighted average remaining contractual life of these securities was approximately two years as of December 31, 2009, and all scheduled principal and interest payments have been received to date.  The evaluations performed used the following assumptions:
•	Loss severities that generally ranged from approximately 24% to 55% with a weighted average of 30%;
•	Loan-to-value ratios with a weighted average of 37%; and
•	Conditional default rates of 3.0.

As a comparison, recent industry publications indicated a weighted average historical conditional default rate of 0.9 for CMBS, which is based on vintage years dating back to the mid-1990’s.

Under all scenarios performed, the underlying cash flows did not indicate that the impairment is other than temporary.

Jim B. Rosenberg, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
February 23, 2010

Investment Section of Management’s Discussion and Analysis
In addition, the following table presents information regarding securities in our portfolio with the five largest unrealized/unrecognized balances as of December 31, 2009:

	Cost/		Unrealized/
	Amortized	Fair	Unrecognized
($ in thousands)	Cost	Value	Losses
GS Mortgage Securities Corp II	$6,858	3,110	3,748
GSAA Home Equity Trust	10,000	6,969	3,031
ACT Depositor Corp	2,815	253	2,562
Wells Fargo Mtg Backed Sec	3,385	1,001	2,384
Mach One Trust	4,424	2,212	2,212

In performing our assessment on the five individual securities in our portfolio with the largest unrealized loss balances, we evaluated the securities in the table above under various scenarios.  Based on our analysis at December 31, 2009, GS Mortgage Securities Corp II was deemed to be other-than-temporarily impaired and the $3.7 million unrealized balance in the table above represents the non-credit portion of this impairment.  The $2.4 million unrealized balance related to the Wells Fargo Mortgage Backed Security reflects the non-credit portion of an OTTI charge that was recorded in the third quarter of 2009.  For the remainder of the securities, no OTTI charge was necessary at year-end as, under each of the modeled scenarios, the securities did not show signs of impairment.  ACT Depositor Corp and Mach One Trust showed no signs of loss when modeling a conditional default rate of 3.0 and a loss severity of 55%.  Both are well-seasoned securities with debt service coverage ratios of 1.6x and 1.8x, respectively.  Both securities are also well collateralized.  Mach One Trust has seen no actual losses to date with low delinquencies.  GSAA Home Equity Trust has a reasonably short weighted average life, delinquencies have been stable for quite some time, and our timeline can withstand conditional default rates and loss severities in excess of 9.7 and 54.6%, respectively, without any signs of loss.  The current loan-to-value ratio was only 72%.

The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions on our responses to your comments above, please give me a call at (973) 948-1774.

Very truly yours,

/s/ Dale A. Thatcher
Dale A. Thatcher
Executive Vice President, Chief Financial Officer & Treasurer
Selective Insurance Group, Inc.

cc:	United States Securities and Exchange Commission:
Sasha Parikh
Mark Brunhofer